SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Sport Supply Group, Inc.

(Name of Issuer)

Sport Supply Group, Inc.
Sage Parent Company, Inc.
Sage Merger Company, Inc.
ONCAP Investment Partners II L.P.
ONCAP Investment Partners II Inc.
CBT Holdings, LLC
Charles Bronfman Trust
Adam Blumenfeld
Terrence Babilla
John Pitts
Kurt Hagen
Tevis Martin

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84916A104

(CUSIP Number of Class of Securities)

Sport Supply Group, Inc. 1901 Diplomat Drive Farmers Branch, Texas 75234 Attn: Terrence Babilla (972) 484-9484	Adam Blumenfeld Terrence Babilla John Pitts Kurt Hagen Tevis Martin c/o Sport Supply Group, Inc. 1901 Diplomat Drive Farmers Branch, Texas 75234 Attn: Terrence Babilla (972) 484-9484
Sage Parent Company, Inc.
Sage Merger Company, Inc.
ONCAP Investment Partners II L.P.
ONCAP Investment Partners II Inc.
161 Bay Street, 48th Floor, Toronto, Ontario M5J 2S1
Attn: Mark Gordon
(416) 214-4300
CBT Holdings, LLC Charles Bronfman Trust 10877 Wilshire Boulevard, Suite 2200 Los Angeles, CA 90024 Attn: Kashif Sheikh (310) 954-4880
(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

_______________________

copies to:

Vinson & Elkins LLP Trammell Crow Center 2001 Ross Avenue Suite 3700 Dallas, TX 75201-2975 Attn: Alan J. Bogdanow, Esq. (214) 220-7700	O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 Attn: Douglas A. Ryder, Esq. and Paul Scrivano, Esq. (212) 326-2000	Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071-1560 Attn: Rob B. Knauss, Esq. (213) 683-9137

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$ 179,413,197	$ 12,792

(1)
For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 12,540,048 shares of common stock proposed to be acquired in the merger multiplied by the merger consideration of $13.55 per share, plus (b) $9,236,376, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $13.55 per share, plus (c) $259,171, the amount expected to be paid to holders of outstanding restricted shares of common stock ((a), (b) and (c) together, the “Transaction Valuation”).

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000713 multiplied by Transaction Valuation.

☑
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,792

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Sport Supply Group, Inc.

Date Filed: April 12, 2010

TABLE OF CONTENTS

Item 15.	Additional Information.	2

Item 16.	Exhibits.	3

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Sport Supply Group, Inc., a Delaware corporation (“Sport Supply Group” or the “Company”); Sage Parent Company, Inc., a Delaware corporation (“Parent”); Sage Merger Company, Inc., a Delaware corporation (“Sub”); ONCAP Investment Partners II L.P., an Ontario limited partnership; ONCAP Investment Partners II Inc., an Ontario corporation; CBT Holdings, LLC, a Delaware limited liability company (“CBT”); Charles Bronfman Trust, a Delaware trust; and Adam Blumenfeld, Terrence Babilla, John Pitts, Kurt Hagen, and Tevis Martin, each an executive officer of Sport Supply Group.

This Amendment No. 4 to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Amendment No. 4 to Schedule 13E-3, all information in this Schedule 13E-3 remains unchanged.

Item 15.  Additional Information.

Item 1011 of Regulation M-A:

Item 15(b) is hereby amended and supplemented as follows:

On August 5, 2010, at a special meeting of Sport Supply Group’s stockholders, Sport Supply Group’s stockholders voted to approve the Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Sub, dated as of March 15, 2010.

On August 5, 2010, Sport Supply Group filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Sub merged with and into Sport Supply Group, with Sport Supply Group continuing as the surviving corporation (the “Merger”). As a result of the Merger, Sport Supply Group became a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each share of Sport Supply common stock, par value $0.01 per share, outstanding at the effective time of the Merger (other than shares held by Sport Supply Group, Parent or Sub (which included Sport Supply Group common stock that was exchanged for shares of Parent’s common stock by CBT and Adam Blumenfeld) and stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) was cancelled and converted into the right to receive $13.55 in cash, without interest. Also at the effective time of the Merger, each outstanding option to acquire shares of common stock of Sport Supply Group (other than options that were exchanged for options to acquire shares of Parent’s common stock by Adam Blumenfeld, Terrence Babilla, John Pitts, Kurt Hagen, and Tevis Martin), whether vested or unvested, was cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product of (x) the total number of shares of Sport Supply Group common stock subject to such option multiplied by (y) the excess, if any, of $13.55 over the exercise price per share of such option. Further, at the effective time of the Merger, each outstanding unvested restricted share of common stock of Sport Supply Group was cancelled and converted into the right to receive $13.55 per share.

Effective immediately prior to the completion of the Merger, holders of an aggregate of approximately 19.6% of the issued and outstanding shares of Sport Supply Group common stock exchanged a portion of their shares of Sport Supply Group common stock for common stock of Parent, representing approximately 32.4% of the outstanding voting equity interests of Parent. In addition, effective immediately prior to completion of the Merger, certain members of Sport Supply Group’s management team exchanged a portion of their outstanding options to purchase shares of Sport Supply Group common stock for options to purchase shares of common stock of Parent.

As a result of the Merger, Sport Supply Group’s common stock ceased to trade on the NASDAQ Stock Market (“NASDAQ”) as of the close of trading on August 5, 2010, and NASDAQ has filed an application on Form 25 with the Commission to report that Sport Supply Group’s common stock is no longer listed on NASDAQ. Sport Supply Group expects to file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend Sport Supply Group’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16.  Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Not applicable.

(a)(2)(i)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)(2)(ii)	Form of Letter to Stockholders filed with the Commission together with the Proxy Statement.

(a)(2)(iii)	Copy of Notice to Stockholders of Special Meeting filed with the Commission together with the Proxy Statement.

(a)(3)	Definitive Proxy Statement for the special meeting of the stockholders of Sport Supply Group, Inc., incorporated by reference to the Schedule 14A filed with the Commission on July 2, 2010.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Sport Supply Group, Inc. dated March 15, 2010, incorporated by reference to the Current Report on Form 8-K filed by Sport Supply Group, Inc. on March 15, 2010.

(a)(5)(ii)	Letter to Employees, dated March 15, 2010, incorporated by reference to the Current Report on Form 8-K filed with the Commission on March 15, 2010.

(a)(5)(iii)	Limited Guarantee dated March 15, 2010, among Sport Supply Group, Inc., and ONCAP Investment Partners II L.P., incorporated by reference to Annex C of the Proxy Statement.

(a)(5)(iv)	Press release issued by Sport Supply Group, Inc. dated August 5, 2010, incorporated by reference to the Current Report on Form 8-K filed by Sport Supply Group, Inc. on August 5, 2010.

(b)(1)
Commitment Letter, dated March 15, 2010, among The Bank of Nova Scotia, Bank of America, N.A., Export Development Canada and Sage Merger Company, Inc. incorporated herein by reference to Exhibit J to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(b)(2)
Commitment Letter, dated March 15, 2010, between Manufacturers Life Insurance Company and Sage Merger Company, Inc., incorporated herein by reference to Exhibit K to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(c)(1)	Opinion of Houlihan Lokey Howard and Zukin Capital, Inc. (“Houlihan Lokey”) incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)
Preliminary Discussion Materials, dated January 25, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(c)(3)
Preliminary Discussion Materials, dated February 5, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(c)(4)	Preliminary Discussion Materials, dated March 2, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(c)(5)	Discussion Materials, dated March 14, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(d)(1)
Agreement and Plan of Merger, dated March 15, 2010, among Sage Parent Company, Inc., Sage Merger Company, Inc., and Sport Supply Group, Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)
Equity Commitment Letter, dated March 15, 2010, between ONCAP Investment Partners II L.P. and Sage Parent Company, Inc., incorporated herein by reference to Exhibit B to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(3)
Voting Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and CBT Holdings, LLC, incorporated herein by reference to Annex D of the Proxy Statement.

(d)(4)
Rollover Agreement, dated March 15, 2010, between CBT Holdings, LLC and Sage Parent Company, Inc., incorporated herein by reference to Exhibit C to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(5)
Rollover Agreement, dated March 15, 2010, between Adam Blumenfeld and Sage Parent Company, Inc., incorporated herein by reference to Exhibit D to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(6)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Adam Blumenfeld, incorporated herein by reference to Exhibit F to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(7)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Terrence Babilla, incorporated herein by reference to Exhibit E to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(8)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and John Pitts, incorporated herein by reference to Exhibit I to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(9)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Kurt Hagen, incorporated herein by reference to Exhibit G to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(10)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Tevis Martin, incorporated herein by reference to Exhibit H to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(e)	Not applicable.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT SUPPLY GROUP, INC.

Date: August 5, 2010	By:	/s/ John E. Pitts
	Name:	John E. Pitts
	Title:	Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE PARENT COMPANY, INC.

Date: August 5, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE MERGER COMPANY, INC.

Date: August 5, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONCAP INVESTMENT PARTNERS II L.P.

Date: August 5, 2010	By:	ONCAP INVESTMENT PARTNERS II INC., its general partner

	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONCAP INVESTMENT PARTNERS II INC.

Date: August 5, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBT HOLDINGS, LLC

Date: August 5, 2010	By:	/s/ Kashif Sheikh
	Name:	Kashif Sheikh
	Title:	Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES BRONFMAN TRUST

Date: August 5, 2010	By:	/s/ Leonard Nelson
	Name:	Leonard Nelson
	Title:	Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAM BLUMENFELD

Date: August 5, 2010	By:	/s/ Adam Blumenfeld
	Name:	Adam Blumenfeld
	Title:	Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRENCE BABILLA

Date: August 5, 2010	By:	/s/ Terrence Babilla
	Name:	Terrence Babilla
	Title:	President, Chief Operating Officer, General Counsel and Secretary of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN PITTS

Date: August 5, 2010	By:	/s/ John E. Pitts
	Name:	John E. Pitts
	Title:	Chief Financial Officer of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KURT HAGEN

Date: August 5, 2010	By:	/s/ Kurt Hagen
	Name:	Kurt Hagen
	Title:	Executive Vice President, Sales & Marketing of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEVIS MARTIN

Date: August 5, 2010	By:	/s/ Tevis Martin
	Name:	Tevis Martin
	Title:	Executive Vice President, U.S. Operations of Sport Supply Group, Inc.